PREMIUM BILL

Date: May 31, 2022

Insured: RIVERNORTH FUNDS

Producer: MAURY, DONNELLY & PARR, INC.
            24 COMMERCE STREET
            BALTIMORE, MD 21202-0000

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06004210

Policy Period: 05-31-2022 to 05-31-2023

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06004210

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	05-31-2022	$11,230.00

TOTAL POLICY PREMIUM	$11,230.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

CHUBB®

Financial Institution Bond
For Investment Companies

DECLARATIONS

Name of **Assured**:

RIVERNORTH FUNDS

Address of **Assured**:

433 W VAN BUREN STREET, SUITE 1100-E
CHICAGO, IL 60607

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Bond Number: J06004210

Item 1.   Bond Period: From: May 31, 2022
                                 To: May 31, 2023
                                 At 12:01 A.M. local time at the Address of **Assured**.

Item 2.   Single Loss Limits Of Liability – Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Employee	$6,575,000	$0
2. On Premises	$6,575,000	$5,000
3. In Transit	$6,575,000	$5,000
4. Forgery Or Alteration	$6,575,000	$5,000
5. Extended Forgery	$6,575,000	$5,000
6. Counterfeit Money	$6,575,000	$5,000
7. Computer System Fraud	$6,575,000	$5,000
8. Claims Expense	$50,000	$1,000
9. Audit Expense	$50,000	$1,000
10. Uncollectible Items Of Deposit	$50,000	$1,000
11. Voice Initiated Funds Transfer Instruction	$6,575,000	$5,000

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY



Secretary	President

May 18, 2022	
Date	Authorized Representative

POLICYHOLDER DISCLOSURE
NOTICE OF
TERRORISM INSURANCE COVERAGE (for policies with no terrorism exclusion or sublimit)
Insuring Company: Federal Insurance Company

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- *Directors and Officers Liability Loss Prevention* Manuals:
  Directors and Officers Liability Loss Preventions – #14-01-0035
  Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
  Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
  Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
  Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

  Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

- **ChubbWorks.com**
  ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- *Employment Practices Loss Prevention Guidelines* Manual

  Employment Practices Loss Prevention Guidelines - #14-01-0061

- **Loss Prevention Consultant Services**

  Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

- **Public Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

- **Private Company EPL Customers**
  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
  Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary
  Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more
about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
  Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
  ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online
  resource containing health care specific loss prevention information for employment practices
  liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain
  immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy
  number.

- **Health Care D&O Loss Prevention Consultant Services**
  Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in
developing or maintaining a loss prevention program, you should consult competent legal counsel
to design and implement your own program. No liability is assumed by reason of the services,
access or information provided. All services are subject to change without notice.

Insuring Company: Federal Insurance Company

Enclosed is your commercial insurance policy from Chubb. The bill that corresponds with this policy has been mailed separately. When you receive the bill, please pay the amount due by the date indicated. Payment should be made directly to Chubb. As always, prompt payment will keep your coverage in place.

If you have any questions about the attached policy or need assistance with additional insurance, contact your agent or broker. For questions about billing, call our Premium Accounting Service Center at 1-800-372-4822. Thank you for insuring through Chubb.



QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

Chubb Customer Support Services Department:
436 Walnut Street
 Philadelphia, Pennsylvania 19106-3703

Telephone Number: 1-800-352-4462
Email: ACEUSCustomerServices@ACEgroup.com

The **Illinois Department of Insurance** may also be contacted for assistance. Insurance analysts are available to answer general questions by phone at our toll-free Consumer Assistance Hotline (866) 445-5364. **However, complaints must be submitted in writing.**

How to file a complaint with the Insurance Department:

Complaints may be submitted in the following ways:

- On-line at
  https://insurance.illinois.gov/applications/ComplaintForms/default.aspx
  and by following the instructions posted.
- By fax: (217) 558-2083
- By email at consumer_complaints@ins.state.il.us
- By mail: 320 W. Washington St. Springfield, IL 62767 or 122 S. Michigan Ave., 19th Floor, Chicago, Illinois 60603



Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.



ILLINOIS NOTICE TO POLICYHOLDERS REGARDING THE RELIGIOUS FREEDOM PROTECTION AND CIVIL UNION ACT

Dear Policyholder:

This is to provide notice that, pursuant to Illinois Department of Insurance Company Bulletin 2011-06 (CB 2011-06), this policy is in compliance with the Illinois Religious Freedom Protection and Civil Union Act ("the Act", 750 ILL. COMP. STAT. 75/1). The Act, which became effective on June 1, 2011, creates a legal relationship between two persons of either the same or opposite sex who establish a civil union.

The Act provides that parties to a civil union are entitled to the same legal obligations, responsibilities, protections and benefits that are afforded or recognized by the law of Illinois to spouses, whether they are derived from statute, administrative rule, policy, common law or any source of civil or criminal law. In addition, this law requires recognition of a same-sex civil union, marriage, or other substantially similar legal relationship, except for common law marriage, legally entered into in other jurisdictions. The Act further provides that "party to a civil union" shall be included in any definition or use of the terms "spouse", "family", "immediate family", "dependent", "next of kin" and other terms descriptive of spousal relationships as those terms are used throughout the law. According to CB 2011-06, this includes the terms "marriage" or "married" or any variations thereof. CB 2011-06 also states that if policies of insurance provide coverage for children, the children of civil unions must also be provided coverage.



U.S. Treasury Department's Office
Of Foreign Assets Control ("OFAC")
Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

CHUBB®

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I.   INSURING CLAUSES

1. Employee

    Loss resulting directly from **Larceny or Embezzlement** committed by any **Employee** acting alone or in collusion with others.

2. On Premises

    Loss of **Property** resulting directly from:

    a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

    b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

    while the **Property** is lodged or deposited at premises located anywhere.

    For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3. In Transit

    Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

    a. an armored motor vehicle, including loading and unloading thereof;

    b. the custody of a natural person acting as a messenger of the **Assured**; or

    c. the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

        (1) **Written** records;

        (2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

        (3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

    Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

    Loss resulting directly from the **Assured** having, in good faith:

    a. transferred, paid, or delivered any **Property**; or

    b. established any credit or given any value,

    in reliance on any **Written** and **Original**:

(1) **Negotiable Instrument** (other than an **Evidence of Debt**);

(2) **Acceptance**;

(3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

(4) **Certificate of Deposit**;

(5) **Letter of Credit**; or

(6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

which

    i.   bears a **Forgery**; or

    ii. is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5.   Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

(1) **Certificated Security**;

(2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3) **Evidence of Debt**; or

(4) **Instruction**,

which

    i.   bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

    ii. is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

    iii. is lost or stolen;

b.   guaranteed in writing or witnessed any signature on any:

(1) transfer;

(2) assignment;

(3) bill of sale;

(4) power of attorney; or

(5) endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an **Employee**, **Custodian**, or a federal or state chartered deposit institution of the **Assured** is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

   Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Computer System Fraud

   Loss resulting directly from the:

   a. withdrawal, transfer, payment, or delivery of **Property**; or

   b. creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

   which results directly from a **Network Intrusion**.

8. Claims Expense

   Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

   Audit Expenses incurred by the **Assured** by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

    Loss resulting directly from the **Assured** having credited an account of a customer, shareholder, or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted;

    b. shares to be issued; or

    c. dividends to be paid,

    from an account of an **Assured**.

    As a condition precedent to coverage under this Insuring Clause 10, the **Assured** must hold **Items of Deposit** for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such **Items of Deposit**.

    Items of Deposit shall not be deemed uncollectible until the **Assured's** standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

    Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon any **Voice Initiated Funds Transfer Instruction** that purports, and reasonably appears, to have originated from:

    a. the **Customer**;

    b. an **Employee** acting on instructions of such **Customer**; or

c.   a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Voice Initiated Funds Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 11, the **Voice Initiated Funds Transfer Instruction** must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.   GENERAL AGREEMENTS

1.   Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.   the creation of a new **Investment Company**; or

b.   an increase in the gross assets of **Investment Companies** covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.   Joint Assured

The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named **Assured** ceases for any reason to be covered under this Bond, then the **Assured** next named on the Application shall thereafter be considered as the first named **Assured** for the purposes of this Bond.

The Company shall furnish each **Assured** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other **Assured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated as though made to the first named **Assured**.

The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

3.   Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The **Assured** shall promptly give notice to the Company of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

4. Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III.   DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1) the **Investment Company** listed under Name of **Assured** in the Declarations (the "first named **Assured**"); or

(2) any other **Investment Company** listed in the Application.

Assured does not include any entity or organization that is not an **Investment Company**.

Assured's Network means:

(1) the **Assured's Computer System**; or

(2) an **Electronic Communication System**.

Audit Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. **Audit Expense** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an **Assured** to maintain possession and control of its assets.

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction**.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the **Assured**;

(2) to the **Assured's** board of directors; or

(3) as a trustee of the **Assured**.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Director** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Assured**;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of the **Assured's** contracted:

    a. investment advisor;

    b. underwriter (distributor);

    c. transfer agent;

    d. shareholder accounting record-keeper; or

    e. fund administrator,

while performing acts for the **Assured** in the capacity of an **Employee**;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) **Processor**, but only while such **Processor** is performing services and not:

    a. creating, preparing, modifying, or maintaining the **Assured's** computer applications or software programs; or

    b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the **Assured**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

    a. not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Assured** or of the investment advisor or underwriter (distributor) of such **Assured**; or

    b. a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the **Uncertificated Security** is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the **Assured** to perform data processing of the **Assured's** checks and accounting records related to such checks. **Processor** does not include any employee of a Federal Reserve Bank or clearing house.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**; **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data or **Cryptocurrency**.

Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an **Instruction**, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV.   EXCLUSIONS

1.   General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a.   riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b.   the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c.   the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d. damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e. all costs, fees and expenses incurred by the **Assured**:

(1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f. indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g. any violation by the **Assured** or by any **Employee**:

(1) of any law regulating:

i. the issuance, purchase or sale of securities;

ii. securities transactions on security or commodity exchanges or the over the counter market;

iii. investment companies; or

iv. investment advisors; or

(2) of any rule or regulation made pursuant to any such law;

h. the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i. fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j. liability resulting from disclosure of or acting on material nonpublic information;

k. liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l. the dishonest acts of any **Director** who is not an **Employee**, acting alone or in collusion with others;

m. any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7;

n. a threat or series of threats to:

(1) gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

(2) modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**;

o. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a **Computer System**;

q. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r. **Cryptocurrency**.

2. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an **Employee**, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

(2) Insuring Clause 11;

b. the surrender of a ransom or extortion payment away from the **Assured's** premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or **Property** of the **Assured**, except for loss covered under Insuring Clause 3.b.;

c. payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the **Assured** at the time of such payment or withdrawal;

d. any **Uncertificated Security**, except for loss covered under Insuring Clause 7;

e. the loss of **Property** while:

(1) in the mail;

(2) in the custody of a **Transportation Company**, except for loss covered under Insuring Clause 3; or

(3) located on the premises of an armored motor vehicle operator;

f. damages resulting from any civil, criminal or other legal proceeding in which the **Assured** is adjudicated to have engaged in **Racketeering** activity;

g. the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the **Assured,** except for loss of **Securities** covered under Insuring Clause 2;

h. instructions issued by a **Customer** to the **Assured** when such instructions are made, sent, or originated by a natural person authorized by the **Customer** to make, send, or originate any instructions;

i. the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the **Assured** or by any entity other than the **Assured**;

j. **Items of Deposit** which are not finally paid for any reason including, but not limited to, **Forgery** or any other fraud, except for loss covered under Insuring Clause 10;

k. the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**; or

l. the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the **Assured** on behalf of such third party.

3. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

    This Bond does not cover loss resulting directly or indirectly from:

    a. the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

    b. any **Forgery** or any alteration, except for loss covered under Insuring Clause 7; or

    c. any counterfeit, except for loss covered under Insuring Clause 6.

4. Specific Exclusions – Applicable To Insuring Clause 7

    This Bond does not cover loss resulting directly or indirectly from:

    a. any transfer, payment, or delivery of **Money or Securities**:

        (1) authorized by an **Employee**; or

        (2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**,

        whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

    b. forged, altered or fraudulent **Negotiable Instruments**, **Securities**, documents or written instruments used as source documentation for input into a **Computer System**;

    c. any investment in **Securities**, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

    d. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the **Assured's Network** failure or breakdown, any malfunction or error in programming, or error or omission in processing;

    e. entries or changes made by a natural person with authorized access to the **Assured's Network** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the **Assured's Network**; or

    f. entries or changes made at an **Electronic Funds Transfer System** or a **Customer Communication System** by a:

        (1) **Customer**; or

        (2) natural person with authorized access to the **Customer's** authentication credentials or mechanism.

5. Specific Exclusions – Applicable To Insuring Clause 11

    This Bond does not cover loss resulting directly or indirectly from any **Voice Initiated Transfer Instruction** from a:

        (1) **Customer**; or

        (2) natural person with authorized access to the **Customer's** verification credentials or mechanism.

V. CONDITIONS AND LIMITATIONS

1. Anti-Bundling

   If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a **Counterfeit Original**, or contain a signature which is a **Forgery** or obtained through trick, artifice, fraud, or false pretenses, the material alteration or **Counterfeit Original** or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2. Change Or Modification

   No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

   If this Bond is for a sole **Assured**, no change or modification which would adversely affect the rights of the **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

   If this Bond is for joint **Assureds**, no change or modification which would adversely affect the rights of any **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission.

3. Conformity

   If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4. Cooperation Of Assured

   At the Company's request and at reasonable times and places designated by the Company, the **Assured** shall:

   a. submit to examination by the Company and subscribe to the same under oath;

   b. produce for the Company's examination all pertinent records; and

   c. cooperate with the Company in all matters pertaining to the loss.

   The **Assured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The **Assured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5. Covered Property

   This Bond shall apply to loss of **Property**:

   a. owned by the **Assured**;

   b. held by the **Assured** in any capacity; or

   c. for which the **Assured** is legally liable.

   This Bond shall be for the sole use and benefit of the **Assured**.

6. Deductible Amount

   The Company shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

   There shall be no deductible applicable to any loss sustained by any **Assured** and covered under Insuring Clause 1.

7. Discovery

This Bond applies only to loss first discovered by a **Director** during the Bond Period. Discovery occurs at the earlier of a **Director** learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8. Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a. the Company's liability for each **Single Loss** shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b. if a **Single Loss** is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c. the Company's liability for loss or losses sustained by more than one **Assureds**, or all **Assureds**, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one **Assured**.

9. Notice To Company – Proof – Legal Proceedings Against Company

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b. The **Assured** shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the **Assured**. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the **Assured**.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or

(2) Attn: Chubb Underwriting Department
Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

a. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the **Assured**;

(2) a **Transportation Company**; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

b. Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the **Assured**, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of **Securities** covered under this Bond, the Company may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the **Assured** under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the Company's indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the **Securities**; or

c. for **Securities** having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the **Securities**.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such **Securities** at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the Company may do so as a courtesy to the **Assured** in its sole discretion.

The **Assured** shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the **Assured** to obtain replacement **Securities**.

12. Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the **Assured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Assured** shall deliver to the Company an assignment of the **Assured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the **Assured**, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the **Assured's** covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the **Assured's** claim;

c. third, to the **Assured** in satisfaction of the applicable Deductible Amount; and

d. fourth, to the **Assured** in satisfaction of any loss suffered by the **Assured** which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

a. If the Bond is for a sole **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b. If the Bond is for a joint **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c. If any **Director**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**:

    i. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the **Assured** to suffer a loss covered by this Bond; and

    ii. within forty-eight (48) hours of discovering an **Employee** has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d. This Bond terminates as to any **Employee** sixty (60) days after receipt by each **Assured** and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any **Employee**.

14. Valuation

a. Books Of Account Or Other Records

    The value of any loss of **Property** consisting of books of account or other records used by the **Assured** in the conduct of its business shall be the amount paid by the **Assured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Assured** for the actual transcription or copying of data to reproduce such books of account or other records.

b. Money

    Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c. Other Property

    The value of any loss of **Property**, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

d. Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss, provided that the value of any **Securities** replaced by the **Assured**, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.

VI. COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

CHUBB®

RENEWAL BOND ENDORSEMENT

Named Assured RIVERNORTH FUNDS		Endorsement Number 1
Bond Number J06004210	Bond Period 05-31-2022　to　05-31-2023	Effective Date of Endorsement May 31, 2022
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that:

(1) This Bond together with all endorsements attached herein (the "Renewal Bond"), has been issued as a renewal of 70437045. issued to RIVERNORTH FUNDS by, FEDERAL INSURANCE COMPANY (the "Expiring Bond"). The terms and conditions of either the Renewal Bond or the Expiring Bond, whichever in its entirety is more favorable to the **Assured**, shall govern with respect to any loss, provided that in all events, any applicable Deductible and Single Loss Limit Of Liability of the Renewal Bond shall apply to any such loss.

(2) In the event of any subsequent renewal of this Bond, this endorsement shall not be included in such subsequent renewal and all obligations of the Company under this endorsement shall terminate as of 05-31-2023 and be of no further force and effect.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

_____
Authorized Representative

CHUBB®

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured RIVERNORTH FUNDS		Endorsement Number 2
Bond Number J06004210	Bond Period 05-31-2022 to 05-31-2023	Effective Date of Endorsement May 31, 2022
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$6,575,000	$5,000

(2) The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon a **Transfer Instruction** that purports, and reasonably appears, to have originated from:

a. the **Customer**;

b. an **Employee** acting on instructions of such **Customer**; or

c. a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause , the:

i. sender of the **Transfer Instruction** must have authenticated such **Transfer Instruction** with the **Customer's** authentication credentials or mechanism;

ii. **Employee** acting on the **Transfer Instruction** must obtain **Verification** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii. **Assured** shall assert any available claims, offsets, or defenses against such **Customer**, any financial institution, or any other party to the transaction.

(3) The Definition of **Customer** is deleted and replaced with the following:

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction** or a **Transfer Instruction**.

(4)   The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any **Voice Initiated Funds Transfer Instruction**, which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

a.   transmitted to the **Assured** via:

    i.   any electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

    ii.   telex, or **Telefacsimile** instruction; or

    iii.   automated telephone system; and

b.   received by an **Employee** specifically authorized by the **Assured** to receive and act upon such instructions.

Verification means an **Employee**:

a.   attempted to verify the authenticity of such **Transfer Instruction** by communicating with the **Customer**, or natural person purporting to be the **Customer** via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b.   contemporaneously documented the use of the **Customer's** authentication credentials or mechanism.

(5)   Exclusion 2.a. is deleted and replaced with the following:

a.   the acts of an **Employee**, except for loss covered under:

    i.   Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

    ii.   Insuring Clause 11 or ;

(6)   The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any **Transfer Instruction** from a:

a.   **Customer**; or

b.   natural person with authorized access to the **Customer's** authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB®

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured RIVERNORTH FUNDS			Endorsement Number 3
Bond Number J06004210	Bond Period 05-31-2022 to	05-31-2023	Effective Date of Endorsement 05-31-2022
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

RiverNorth Funds; RiverNorth Core Opportunity Fund; RiverNorth/DoubleLine Strategic Income Fund; RiverNorth/Oaktree High Income Fund; RiverNorth Specialty Finance Corporation; RiverNorth/DoubleLine Strategic Opportunity Fund, Inc; RiverNorth Opportunistic Municipal Income Fund, Inc; RiverNorth Managed Duration Municipal Income Fund, Inc; RiverNorth Managed Duration Municipal Income Fund II, Inc; RiverNorth Flexible Municipal Income Fund, Inc; RiverNorth Flexible Municipal Income Fund II, Inc

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB®

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured RIVERNORTH FUNDS		Endorsement Number 4
Bond Number J06004210	Bond Period 05-31-2022 to 05-31-2023	Effective Date of Endorsement May 31, 2022
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability — Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$6,575,000	$5,000

(2) The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the **Assured** being legally liable to pay compensatory damages for:

a. complying or failing to comply with notice from any **Customer** or any authorized representative of any **Customer**, to stop payment on any check or draft made or drawn upon or against the **Assured** by such **Customer** or by any authorized representative of such **Customer**; or

b. refusing to pay any check or draft made or drawn upon or against the **Assured** by any **Customer** or by any authorized representative of such **Customer**.

(3) The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a. libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b. sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c. discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured RIVERNORTH FUNDS		Endorsement Number 5
Bond Number J06004210	Bond Period 05-31-2022 to 05-31-2023	Effective Date of Endorsement 05-31-2022
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1)   Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$6,575,000	$5,000

(2)   The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the **Assured** having accepted, paid, or cashed any check or **Withdrawal Order** made or drawn on or against the account of a **Customer**, which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Assured** as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the **Assured** shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

JOINT INSURANCE AGREEMENT

THIS JOINT INSURANCE AGREEMENT, dated as of May 11, 2022, is by and among the funds comprising the group of registered investment companies (listed on Schedule A hereto) (the "Funds"), retaining RiverNorth Capital Management, LLC as their investment adviser.

BACKGROUND

THIS AGREEMENT is entered into with the following background:

A. Section 17(g) of the Investment Company Act of 1940 (the "Act") authorizes the Securities and Exchange Commission ("SEC") to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and employees set forth in Attachment I hereto (the "Joint Bonds").

C. the Boards of Trustees/Directors of each Fund, by vote of a majority of its members including a majority of those members of the Boards of each Fund who are not "interested persons" as defined by Section 2(a)(19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and (i) has approved the terms and amount of the Policy and the participation of each respective Fund in the Joint Bonds as being in the best interests of that Fund, (ii) has determined that the allocation of the premium for the Joint Bonds as set forth herein (which is based on information obtained from the underwriters regarding each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Funds) is fair and reasonable to the Fund, and (iii) the manner in which recovery on the Joint Bonds ("Joint Bond Proceeds"), if any, shall be shared by and among the parties hereto as hereinafter set forth.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1. ALLOCATION OF PROCEEDS
   a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

   b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as follows:

      i. Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage then allocated to such party. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

ii. The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party's allocation of minimum bond coverage bears to the aggregate of the minimum bond coverage amounts for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

2. ALLOCATION OF PREMIUMS

The premiums payable with respect to the Joint Bonds shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) in the same proportion as each party's minimum amount of bond coverage as then reflected on Attachment II shall bear to the total of such minimum coverage.

3. BOND COVERAGE REQUIREMENTS AND CHANGES

a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Attachment II hereto. Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under Rule 17g-1(d)(1) as of the date hereof is not more than the amount reflected opposite its name in Attachment II hereto. Each of the Funds further agrees that it will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Attachment II hereto (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

b. The parties hereto may, from time to time hereafter, agree to modify Attachment II hereto to reflect changes in allocation of premium and coverage. All references in this Agreement to "Attachment II" shall be to such Attachment as amended as of the relevant date on which premiums are to be allocated or losses are sustained.

4. ADDITION OF NEW FUNDS AND OTHER ENTITIES

The parties to this Agreement contemplate that additional funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added as Funds from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Entity may be included as an additional party to this Agreement if the Board of Trustees/Directors of each of the Funds (including an Additional Fund if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an Additional Entity as a party to this Agreement shall be evidenced by such Entity's execution of the Addendum to this Agreement and all references herein to the "Funds" shall include any such Additional Entities.

5. TERM OF AGREEMENT

This Agreement shall remain in effect as long as the Board of Trustees of each Fund (including a majority of the members who are not "interested persons," as defined by Section 2(a)(19) of the Act) makes the annual determinations respecting the Joint Bonds required under Rule 17d-1(d)(7), and annually approves the renewal of the Joint Bonds. This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6. <u>DISPUTES</u>

Any dispute arising under this Agreement shall be submitted to arbitration in the City of Chicago, Illinois under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

7. <u>GOVERNING LAW</u>

This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative as of the date first written above.

On behalf of those Funds listed on Schedule A

By: /s/Marc L. Collins
Marc L. Collins
Secretary and Chief Compliance Officer

SCHEDULE A TO
JOINT INSURANCE AGREEMENT
DATED AS OF May 12, 2020

RiverNorth Funds, an Ohio business trust consisting of the following series:

      RiverNorth Core Opportunity Fund

      RiverNorth/DoubleLine Strategic Income Fund

      RiverNorth/Oaktree High Income Fund

RiverNorth Specialty Finance, a Maryland corporation

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., a Maryland corporation

RiverNorth Opportunistic Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Managed Duration Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Flexible Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Flexible Municipal Income Fund II, Inc., a Maryland corporation

RiverNorth Managed Duration Municipal Income Fund II, Inc., a Maryland corporation

FUND	MINIMUM AMOUNT OF FIDELITY BOND COVERAGE AND PREMIUM	

SEC 17g-1 ICAP Compliance Bond (Mutual Funds) (100%) $ 11,230

ICAP Bond Fund Allocation

RiverNorth Funds	$1,700,000	$5,300
RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.	$750,000	$947
RiverNorth Opportunistic Municipal Income Fund, Inc.	$600,000	$501
RiverNorth Specialty Finance Corporation	$525,000	$289
RiverNorth Managed Duration Municipal Income Fund, Inc.	$900,000	$1,470
RiverNorth Flexible Municipal Income Fund, Inc.	$600,000	$492
RiverNorth Flexible Municipal Income Fund II, Inc.	$900,000	$1,666
RiverNorth Managed Duration Municipal Income Fund II, Inc.	$600,000	$565

Total Joint Fidelity Bond = $6,575,000*

*Maximum required under Rule 17g-1(d)(1)

Additional Fund added subsequent to the date hereof have been provided coverage under the terms of the policies without the payment of additional premiums.

Fidelity Bond

WHEREAS, the Board of Trustees/Directors of the RiverNorth Funds, RiverNorth Specialty Finance Corporation, RiverNorth/DoubleLine Strategic Opportunities Fund, RiverNorth Opportunistic Municipal Income Fund, RiverNorth Managed Duration Municipal Income Fund, RiverNorth Flexible Municipal Income Fund, RiverNorth Flexible Municipal Income Fund II and RiverNorth Managed Duration Municipal Income Fund II (each a "Fund" and collectively the "Funds"), including the Independent Trustees/Directors, have reviewed the proposed amount, type, form, and coverage of the Fidelity Bond (the "Bond")

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts under Rule 17g-1 of the Investment Company Act of 1940, as amended, (the "1940 Act") for each of the Funds

NOW THEREFORE, BE IT

RESOLVED, that the Funds be named as an insured under the Bond having an aggregate coverage of $6,575,000 issued by Chubb against larceny, embezzlement, and such other types of losses as are included in a standard fidelity bond covering the officers and the other employees of the Funds from time to time, and contains such provisions as may be required by the rules promulgated under the 1940 Act;

FURTHER RESOLVED, that the premium of $11,230 on the Bond is fair and reasonable and is approved by the Board, including a majority of the Independent Trustees/Directors, taking all relevant factor into consideration, including but not limited to, the amount of the Bond and the amount of the premium for the Bond;

FURTHER RESOLVED, that the appropriate officers on behalf of the Funds are hereby authorized and directed to deliver to the Securities and Exchange Commission ("SEC") the Bond with such modifications as the officers, upon the advice of counsel, may deem appropriate or as may be required to conform with the requirements of any applicable statute, regulation or regulatory body; and

FURTHER RESOLVED, that the proper officers of the Funds be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

Professional Liability Insurance

RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Funds to purchase a Directors and Officers/Errors and Omissions ("D&O/E&O") liability insurance policy to which the Adviser, principal underwriter, administrator, trustees/directors and/or officers of such investment companies may also be parties; and

FURTHER RESOLVED, that the Funds' purchase of the D&O/E&O policy to which the Trustees or Directors, officers and employees of the Funds are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for each Fund is determined to be in the best interest of the Funds; and

FURTHER RESOLVED, that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board of Trustees or Directors (all members voting) finds, and, separately, all of the Independent Trustees or Directors find, that the Funds' participation in the D&O/E&O policy is in the best interest of each Fund; and

FURTHER RESOLVED, that the Trustees or Directors and the appropriate officers of the Funds, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of each Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions, and any acts performed in the furtherance of the foregoing are hereby ratified and approved.

Premium Allocation

RESOLVED, that the allocation of payment of premiums for the Funds' Bond and D&O/E&O liability policy by each of the Funds on the basis of each such Fund's relative net assets be, and it hereby is, approved.


JOINT INSURANCE AGREEMENT


THIS JOINT INSURANCE AGREEMENT, dated as of May 11, 2022, is by and among the funds comprising the group of registered investment companies (listed on Schedule A hereto) (the "Funds"), retaining RiverNorth Capital Management, LLC as their investment adviser.


BACKGROUND


THIS AGREEMENT is entered into with the following background:

A. Section 17(g) of the Investment Company Act of 1940 (the "Act") authorizes the Securities and Exchange Commission ("SEC") to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and employees set forth in Attachment I hereto (the "Joint Bonds").

C. the Boards of Trustees/Directors of each Fund, by vote of a majority of its members including a majority of those members of the Boards of each Fund who are not "interested persons" as defined by Section 2(a)(19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and (i) has approved the terms and amount of the Policy and the participation of each respective Fund in the Joint Bonds as being in the best interests of that Fund, (ii) has determined that the allocation of the premium for the Joint Bonds as set forth herein (which is based on information obtained from the underwriters regarding each Fund's proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the Funds) is fair and reasonable to the Fund, and (iii) the manner in which recovery on the Joint Bonds ("Joint Bond Proceeds"), if any, shall be shared by and among the parties hereto as hereinafter set forth.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1. ALLOCATION OF PROCEEDS
   a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

   b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as follows:

   i. Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage then allocated to such party. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

ii. The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party's allocation of minimum bond coverage bears to the aggregate of the minimum bond coverage amounts for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

2. ALLOCATION OF PREMIUMS

The premiums payable with respect to the Joint Bonds shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) in the same proportion as each party's minimum amount of bond coverage as then reflected on Attachment II shall bear to the total of such minimum coverage.

3. BOND COVERAGE REQUIREMENTS AND CHANGES

a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Attachment II hereto. Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under Rule 17g-1(d)(1) as of the date hereof is not more than the amount reflected opposite its name in Attachment II hereto. Each of the Funds further agrees that it will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Attachment II hereto (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

b. The parties hereto may, from time to time hereafter, agree to modify Attachment II hereto to reflect changes in allocation of premium and coverage. All references in this Agreement to "Attachment II" shall be to such Attachment as amended as of the relevant date on which premiums are to be allocated or losses are sustained.

4. ADDITION OF NEW FUNDS AND OTHER ENTITIES

The parties to this Agreement contemplate that additional funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added as Funds from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Entity may be included as an additional party to this Agreement if the Board of Trustees/Directors of each of the Funds (including an Additional Fund if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an Additional Entity as a party to this Agreement shall be evidenced by such Entity's execution of the Addendum to this Agreement and all references herein to the "Funds" shall include any such Additional Entities.

5. TERM OF AGREEMENT

This Agreement shall remain in effect as long as the Board of Trustees of each Fund (including a majority of the members who are not "interested persons," as defined by Section 2(a)(19) of the Act) makes the annual determinations respecting the Joint Bonds required under Rule 17d-1(d)(7), and annually approves the renewal of the Joint Bonds. This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6. <u>DISPUTES</u>

Any dispute arising under this Agreement shall be submitted to arbitration in the City of Chicago, Illinois under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

7. <u>GOVERNING LAW</u>

This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative as of the date first written above.

On behalf of those Funds listed on Schedule A

By: /s/Marc L. Collins
Marc L. Collins
Secretary and Chief Compliance Officer

SCHEDULE A TO
JOINT INSURANCE AGREEMENT
DATED AS OF May 12, 2020

RiverNorth Funds, an Ohio business trust consisting of the following series:

 RiverNorth Core Opportunity Fund

 RiverNorth/DoubleLine Strategic Income Fund

 RiverNorth/Oaktree High Income Fund

RiverNorth Specialty Finance, a Maryland corporation

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., a Maryland corporation

RiverNorth Opportunistic Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Managed Duration Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Flexible Municipal Income Fund, Inc., a Maryland corporation

RiverNorth Flexible Municipal Income Fund II, Inc., a Maryland corporation

RiverNorth Managed Duration Municipal Income Fund II, Inc., a Maryland corporation

ATTACHMENT II TO
JOINT INSURANCE AGREEMENT
DATED AS OF July 14, 2022

FUND	MINIMUM AMOUNT OF FIDELITY BOND COVERAGE AND PREMIUM	

SEC 17g-1 ICAP Compliance Bond (Mutual Funds) (100%) $ 11,230

ICAP Bond Fund Allocation

RiverNorth Funds	$1,700,000	$5,300
RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.	$750,000	$947
RiverNorth Opportunistic Municipal Income Fund, Inc.	$600,000	$501
RiverNorth Specialty Finance Corporation	$525,000	$289
RiverNorth Managed Duration Municipal Income Fund, Inc.	$900,000	$1,470
RiverNorth Flexible Municipal Income Fund, Inc.	$600,000	$492
RiverNorth Flexible Municipal Income Fund II, Inc.	$900,000	$1,666
RiverNorth Managed Duration Municipal Income Fund II, Inc.	$600,000	$565

            Total Joint Fidelity Bond = $6,575,000*

*Maximum required under Rule 17g-1(d)(1)

Additional Fund added subsequent to the date hereof have been provided coverage under the terms of the policies without the payment of additional premiums.

Fidelity Bond

WHEREAS, the Board of Trustees/Directors of the RiverNorth Funds, RiverNorth Specialty Finance Corporation, RiverNorth/DoubleLine Strategic Opportunities Fund, RiverNorth Opportunistic Municipal Income Fund, RiverNorth Managed Duration Municipal Income Fund, RiverNorth Flexible Municipal Income Fund, RiverNorth Flexible Municipal Income Fund II and RiverNorth Managed Duration Municipal Income Fund II (each a "Fund" and collectively the "Funds"), including the Independent Trustees/Directors, have reviewed the proposed amount, type, form, and coverage of the Fidelity Bond (the "Bond")

WHEREAS, the amount of the coverage under such Bond satisfies all requirements, including the applicable coverage amounts under Rule 17g-1 of the Investment Company Act of 1940, as amended, (the "1940 Act") for each of the Funds

NOW THEREFORE, BE IT

RESOLVED, that the Funds be named as an insured under the Bond having an aggregate coverage of $6,575,000 issued by Chubb against larceny, embezzlement, and such other types of losses as are included in a standard fidelity bond covering the officers and the other employees of the Funds from time to time, and contains such provisions as may be required by the rules promulgated under the 1940 Act;

FURTHER RESOLVED, that the premium of $11,230 on the Bond is fair and reasonable and is approved by the Board, including a majority of the Independent Trustees/Directors, taking all relevant factor into consideration, including but not limited to, the amount of the Bond and the amount of the premium for the Bond;

FURTHER RESOLVED, that the appropriate officers on behalf of the Funds are hereby authorized and directed to deliver to the Securities and Exchange Commission ("SEC") the Bond with such modifications as the officers, upon the advice of counsel, may deem appropriate or as may be required to conform with the requirements of any applicable statute, regulation or regulatory body; and

FURTHER RESOLVED, that the proper officers of the Funds be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

Professional Liability Insurance

RESOLVED, that the appropriate officers of the Funds be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Funds to purchase a Directors and Officers/Errors and Omissions ("D&O/E&O") liability insurance policy to which the Adviser, principal underwriter, administrator, trustees/directors and/or officers of such investment companies may also be parties; and

FURTHER RESOLVED, that the Funds' purchase of the D&O/E&O policy to which the Trustees or Directors, officers and employees of the Funds are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for each Fund is determined to be in the best interest of the Funds; and

FURTHER RESOLVED, that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board of Trustees or Directors (all members voting) finds, and, separately, all of the Independent Trustees or Directors find, that the Funds' participation in the D&O/E&O policy is in the best interest of each Fund; and

FURTHER RESOLVED, that the Trustees or Directors and the appropriate officers of the Funds, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of each Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions, and any acts performed in the furtherance of the foregoing are hereby ratified and approved.

Premium Allocation

RESOLVED, that the allocation of payment of premiums for the Funds' Bond and D&O/E&O liability policy by each of the Funds on the basis of each such Fund's relative net assets be, and it hereby is, approved.